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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                                SEC File Number
                                                                   0-19227
                                                                ---------------
                                                                  CUSIP Number
                                                                   221240-104
                                                                ---------------

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form N-SAR

    For Period Ended: June 30, 1997
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

                          COSMETIC GROUP U.S.A., INC.
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Former Name if Applicable

                                      N/A
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Address of Principal Executive Office (Street and Number)

                   11312 PENROSE STREET, SUN VALLEY, CA 91352
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

                          (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Jennifer Eggers, CFO                      818              767-2889
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          COSMETIC GROUP U.S.A., INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   8/14/97                         By  /s/ JENNIFER EGGERS
     ---------------------------         -------------------------------------
                                           JENNIFER EGGERS, CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


                                               (Attach Extra Sheets If Needed)
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                          COSMETIC GROUP U.S.A., INC.

                           ATTACHMENT TO FORM 12b-25

PART III

        On May 30, 1997 the Registrant entered into an Agreement in Principle and on July 24, 1997 signed an Asset Purchase Agreement for the sale of the Registrant's Contract Packaging Assets and Business. Closing of the transaction is subject, among other matters to clearance of the Registrant's proxy materials with the Securities and Exchange Commission and approval of the Registrant's shareholders.

        As a result of the above, the Registrant will prepare the financial information included in the June 30, 1997 10-QSB showing the operation of the Contract Packaging Business as a discontinued operation. The additional information required for this presentation, including the restatement of prior periods, has taken the Registrant's accounting staff extra time and the financial statements will not be completed for filing on the due date without extension.

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PART IV

(3) The Registrant estimates that operating results (as restated for presentation of Contract Packaging Business as a discontinued operation) will be as follows:


                            Three months ended June 30        Six months ended June 20
                            --------------------------      ----------------------------
                                1997            1996           1997             1996
                            -----------      ---------      -----------      -----------
Loss from continuing
  operations . . . . . . .  $(1,100,000)     $(880,000)     $(1,600,000)     $(1,460,000)

Income from discontinued
  operation  . . . . . . .       10,000        970,000          610,000        1,620,000
                            -----------      ---------      -----------      -----------
Net income (loss)  . . . .  $(1,090,000)     $  90,000      $   990,000      $   160,000